UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

2 and 3 Eldon Street, Fifth Floor
London EC2M 7LS
United Kingdom
(Address of principal executive offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery Announces Changes to
Lottery Operations Leadership

On June 11, 2026, Brightstar Lottery PLC (NYSE: BRSL) (the "Company") issued a press release announcing that Renato Ascoli will step down as Chief Executive Officer, Global Lottery, effective June 30, 2026. The Company also announced that Marco Tasso, currently Chief Operating Officer, International and Italy Operations, will be appointed Executive Vice President and Chief Operating Officer, Global Lottery, effective July 1, 2026.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

Exhibit Number	Description

99.1	News Release "Brightstar Lottery Announces Changes to Lottery Operations Leadership" dated June 11, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "Brightstar Lottery Announces Changes to Lottery Operations Leadership" dated June 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2026	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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